                                  ENDORSEMENT


                 ISSUED BY GENERAL AMERICAN LIFE INSURANCE COMPANY

This Endorsement forms a part of the Contract to which it is attached. The effective date of this Endorsement is the Date of Issue shown on the Contract Specifications page, unless another effective date is shown at the end of this endorsement.

The Contract is amended in the following manner:

I. The second and third paragraphs of the Surrender Charge provision in the Charges and Deductions section are deleted in their entirety and replaced with the following:

      "You may make partial withdrawals up to the level of the free amount each Contract Year without incurring a surrender charge. The free amount will equal the appropriate percentage of the Accumulated Value on the date that the first partial withdrawal is made each Contract Year. Beginning with the later of your first Contract Anniversary or your 1997 Contract Anniversary, the free amount will equal 20% of the Accumulated Value if no free amounts were withdrawn in the prior Contract Year. If free amounts were withdrawn in the prior Contract Year, the free amount will equal 10% of the Accumulated Value. The free amounts withdrawn will not reduce the net purchase payments still subject to a surrender charge. The free amount does not apply upon full surrender.

       After the free amount has been withdrawn, additional amounts will be withdrawn from net purchase payments on a "first in first out"
       (FlFO) basis and will be subject to the surrender charges noted at the beginning of the Surrender Charge provision. Net purchase payments which were received more than six years prior to the date of withdrawal may be withdrawn without incurring a surrender charge. After all net purchase payments have been withdrawn, further withdrawals will be made from earnings without incurring a surrender charge. If the Accumulated Value is less than the net purchase payments subject to a surrender charge, the surrender charge will only be applied to the Accumulated Value. The surrender charge is not applied in the event of annuitization with us after three Contract Years, or on death of the Annuitant if the Date of Issue is prior to the Annuitant's 80th birthday."

II. The Amount of Death Benefit provision in the Death Benefit section is deleted in its entirety and replaced with the following:

       "The death benefit will be the appropriate option as described in either (A) or (B) below. The death benefit is determined as of the date due proof of death, Written Request for payment and all other requirements have been received at our Annuity Service Office.

       (A) If the Date of Issue is, prior to the Annuitant's 80th birthday, the death benefit will be the amount described below, less any applicable interest change adjustment and administrative charges:

            (1) For contracts with a Date of Issue before January 1, 1996, the death benefit during the Contract Year ending in 1997 will be the greater of (a) the sum of all net purchase payments made, less any amounts deducted through partial withdrawals; or (b) the Accumulated Value. Thereafter, the death benefit will be the greater of (a) the death benefit reset amount described below; or (b) the Accumulated Value. The first death benefit reset will occur on the last day of the Contract Year ending in 1997.

            (2) For Contracts with a Date of Issue on or after January 1, 1996, the death benefit during the first Contract Year is the greater of (a) the sum of all net purchase payments made, less any amounts deducted through partial withdrawals; or (b) the Accumulated Value. Thereafter, the death benefit will be the greater of (a) the death benefit reset amount described below; or (b) the Accumulated Value. The first death benefit reset will occur on the last day of the first Contract Year.

            The first death benefit reset amount will be the greater of (a) the Accumulated Value on the last day of the Contract Year; or
            (b) the sum of all net purchase payments made, less any amounts deducted through partial withdrawals.


1E18

            During any subsequent Contract Year, the death benefit reset amount will be the greater of (a) the Accumulated Value on the last day of the Contract Year; or (b) the prior death benefit reset amount plus any net purchase payments and less any amounts deducted through partial withdrawals since then. Each death benefit reset will occur on the last day of each Contract Year prior to the Annuitant's 80th birthday. However, if the Date of Issue is prior to the Annuitant's 75th birthday, the death benefit reset will continue to occur every six Contract Years, measured from the Date of Issue.

       (B) If the Date of Issue is on or after the Annuitant's 80th birthday, the death benefit will be the Accumulated Value, less any applicable interest change adjustment, surrender charge or administrative charges.

III. The first two sentences of the fourth paragraph of the Cash Withdrawals provision are deleted and replaced with the following:
       "In requesting a partial withdrawal, you must specify the Division(s) and the Guaranteed Period, if any, from which the partial withdrawal is to be taken. If you do not specify, the total amount including any applicable surrender charge will be deducted from all Divisions in the ratio that the value of each Division bears to the Accumulated Value ("pro-rata").



       ------------------------------
               EFFECTIVE DATE



               V-P., GENERAL COUNSEL                  CHAIRMAN, PRESIDENT
                   AND SECRETARY                            AND CEO



1E18